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                                    [AVIRON]

                               DECEMBER 10, 2001

Dear Stockholders:

    I am pleased to inform you that on December 2, 2001, Aviron and MedImmune, Inc. entered into a merger agreement pursuant to which a subsidiary of MedImmune is today commencing an offer to exchange 1.075 shares of MedImmune common stock for each outstanding share of Aviron common stock. If the conditions to the offer are satisfied, MedImmune's subsidiary will purchase all shares of Aviron common stock validly tendered, and afterwards the subsidiary will merge into Aviron. In the merger, all shares of Aviron common stock not tendered will be converted into 1.075 shares of MedImmune common stock.

    Your Board of Directors, by the unanimous vote of all directors present, has determined that the exchange offer and the merger are fair to and in the best interests of Aviron and its stockholders and has approved and adopted the merger agreement, the exchange offer and the merger. Your Board of Directors recommends that you accept the exchange offer by tendering your shares in the offer.

    In arriving at its recommendation, the Board of Directors gave careful consideration to a number of factors referred to in the attached Schedule 14D-9 (that is being filed today with the Securities and Exchange Commission). Accompanying this letter, in addition to the attached Schedule 14D-9 is MedImmune's preliminary prospectus, together with related materials, including a letter of transmittal to be used for tendering your shares. These documents set forth the terms and conditions of the exchange offer and provide instructions as to how to tender your shares. We urge you to read the enclosed materials carefully.

    The offer is conditioned upon, among things, there being validly tendered and not withdrawn at least a majority of Aviron's shares determined on a diluted basis, antitrust clearance having been obtained, and no material adverse change to Aviron.

    On behalf of the management and the Board of Directors of Aviron, we thank you for your support.

                                          Sincerely,

                                          --------------------------------------
                                          C. Boyd Clarke
                                          PRESIDENT, CHIEF EXECUTIVE OFFICER AND
                                          CHAIRMAN OF THE BOARD